UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*

CABLE ONE, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share	12685J105
(Title of Class of Securities)	(CUSIP Number)

Nicole M. Maddrey
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209
(703) 345-6300

with a copy to:

Eric L. Schiele
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 29, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Donald E. Graham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
United States

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
328,089

	8	SHARED VOTING POWER
685,834

	9	SOLE DISPOSITIVE POWER
328,089

	10	SHARED DISPOSITIVE POWER
685,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,013,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.35% (Calculated based on 5,843,313 shares of common stock, par value $0.01 per share, of Cable One, Inc. outstanding as of July 1, 2015)

14	TYPE OF REPORTING PERSON
IN

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Cable One, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 210 E. Earll Drive, Phoenix, AZ  85012.

ITEM 2. IDENTITY AND BACKGROUND

(a)  This Statement is being filed by Mr. Donald E. Graham.

(b)  Mr. Graham’s business address is c/o Graham Holdings Company (“GHC”), 1300 North 17th Street, Arlington, VA 22209.

(c)  Mr. Graham’s present principal occupation is Chief Executive Officer of GHC.

(d)  Mr. Graham has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Mr. Graham has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Graham is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 1, 2015 (the “Distribution Date”), GHC, then the sole stockholder of the Issuer, to effect the spin-off of the Issuer (the “Spin-Off”) disposed of all 5,843,313 shares of Common Stock issued and outstanding by distributing all such shares, as a pro rata dividend (the “Spin-Off Dividend”), to each holder of record of GHC Class A common stock, par value $1.00 per share, and Class B common stock, par value $1.00 per share (collectively, “GHC Common Stock”), as of 5:00 p.m. New York City time on June 15, 2015 (the “Record Date”).  No payment or other form of consideration was necessary for holders of GHC Common Stock on the Record Date to receive the Spin-Off Dividend.  GHC paid the Spin-Off Dividend to effect the legal and structural separation of the Issuer from GHC.

As a result of the Spin-Off Dividend, Mr. Graham and his family trusts described herein received one share of Common Stock for every one share of GHC Common Stock directly held by them as of the Record Date.  The shares of Common Stock reported on the cover of this Statement reflect the number of shares acquired by Mr. Graham and his family trusts described herein as a result of the Spin-Off Dividend.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Graham acquired the shares of Common Stock reported on the cover of this Statement in his capacity as a stockholder of GHC and trustee of his family trusts described herein, pursuant to the Spin-Off Dividend paid on the Distribution Date to all holders of GHC Common Stock on the Record Date.

Mr. Graham currently has no plans or proposals that relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of the Form of Schedule 13D promulgated under the Act.  However, Mr. Graham reserves the right to change his plans at any time, as he may deem appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Interests of Mr. Graham:

As of July 1, 2015, Mr. Graham was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 1,013,923 shares of Common Stock, constituting approximately 17.35% of such shares then outstanding (as determined in accordance with the Rule 13d-3(d)(1) under the Act).  Such beneficial ownership was as set forth in paragraphs (a) through (q) below.  Except as to the extent of:  (A) his shared fiduciary voting and investment power with respect to, and partial beneficial interest in, the shares held in the trusts referred to in paragraph (e) below, (B) his shared fiduciary voting and investment power with respect to, and beneficial ownership in, the shares held in the trust referred to in paragraph (k) below, (C) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (f), (g), (i), (j), (l), (m), (n), (o), (p) and (q) below and (D) his sole fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraph (h) below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (e) through (q).

(a)  321,402 shares of Common Stock owned by Mr. Graham, as to which he had sole voting and investment power.

(b)  3,087 shares of Common Stock held in a revocable trust for the benefit of Mr. Graham.  Mr. Graham, as settlor, had sole voting and dispositive power with respect to such shares.  Mr. Graham has the right to revoke such trust at any time.

(c)  116,830 shares of Common Stock held in a trust for the benefit of Mr. Graham.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Daniel L. Mosley, the other trustee.

(d)  96,000 shares of Common Stock held in a trust for the benefit of Mr. Graham.  Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.

(e)  168,000 shares of Common Stock held in trusts for the benefit of two persons (including Mr. Graham) and their descendants.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with George J. Gillespie III and Elizabeth Graham Weymouth, the other trustees.

(f)  124,875 shares of Common Stock held in trusts for the benefit of others.  Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.

(g)  7,338 shares of Common Stock held in trust for the benefit of another.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Stephen M. Graham, the other trustees.

(h)  3,600 shares of Common Stock held in two trusts for the benefit of others.  Mr. Graham, as trustee, had sole voting and investment power with respect to such shares.

(i)  1,800 shares of Common Stock held in two trusts for the benefit of others.  Mr. Graham, as trustee, shared voting and investment power with respect to such shares with Mary Graham and Mr. Gillespie, the other trustees.

(j)  5,000 shares of Common Stock held by a trust for the benefit of another.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with William W. Graham and Mr. Gillespie, the other trustees.

(k)  79,395 shares of Common Stock held by a trust for the benefit of Mr. Graham.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(l)  50,980 shares of Common Stock held by trusts for the benefit of others.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Elizabeth Weymouth, the other trustees, for 43,363 shares of such Common Stock, and with Mr. Mosley and William W. Graham, the other trustees, for 7,617 shares of such Common Stock.

(m)  5,400 shares of Common Stock held in trusts for the equal benefit of two persons.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mary Graham and Mr. Gillespie, the other trustees.

(n)  1,800 shares of Common Stock held in trusts for the equal benefit of two persons.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(o)  1,044 shares of Common Stock held in trusts for the benefit of two persons.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(p)  23,572 shares of Common Stock held in trusts for the benefit of others.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(q)  3,800 shares of Common Stock held in trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Timothy O’Shaughnessy, the other trustee.

Transactions During the Past Sixty Days:

On June 29, 2015, the Issuer distributed to GHC, then its sole stockholder, 5,842,313 newly issued shares of Common Stock by dividend.  By virtue of his roles as Chairman of the Board and Chief Executive Officer of GHC, as well as his beneficial ownership of GHC Common Stock, Mr. Graham is deemed to have acquired indirect beneficial ownership of such newly issued shares when they were distributed by the Issuer to GHC.

                On the Distribution Date, GHC disposed of all 5,843,313 shares of Common Stock issued and outstanding by distributing on a pro rata basis, pursuant to the Spin-Off Dividend, all of such shares to the holders of record of GHC Common Stock as of the Record Date.  Mr. Graham is deemed to have participated in such disposition as an indirect beneficial owner of such shares.

As a result of the Spin-Off Dividend, Mr. Graham and his family trusts described herein received one share of Common Stock for every one share of GHC Common Stock directly held by them as of the Record Date.  The shares of Common Stock reported on the cover of this Statement reflect the number of shares acquired by Mr. Graham and certain of his family trusts as a result of the Spin-Off Dividend.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the Spin-Off, Mr. Graham entered into a Side Letter Agreement with GHC (the “Side Letter Agreement”), pursuant to which, effective as of the completion of the Spin-Off on the Distribution Date until the second anniversary of the Distribution Date, Mr. Graham agreed not to sell, exchange, convert or otherwise transfer any Common Stock or GHC Common Stock owned directly by Mr. Graham or held in a trust for the benefit of Mr. Graham, subject to certain estate planning exceptions.  The Side Letter Agreement does not apply to shares held in any family trusts described herein for which Mr. Graham is not a beneficiary (even if Mr. Graham is a trustee of such trust).

The foregoing description is a summary of the material terms of the Side Letter Agreement and is qualified in its entirety by the full terms and conditions of the Side Letter Agreement, a copy of which is filed as Exhibit 99.1 to this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Side Letter Agreement between Donald E. Graham and Graham Holdings Company, dated as of June 16, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2015

	By:	/s/ Donald E. Graham
Name: Donald E. Graham